UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February 2007
Commission File Number: 000-31172

ALBERTA STAR DEVELOPMENT CORP.
(Translation of Registrant's Name into English)

200 – 675 West Hastings Street, Vancouver, B.C. V6B 1N2
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

Form 20-F_X__   Form 40-F _____

[Indicate by check mark if the registrant is submitting the Form 6-K in
paper as permitted by Regulation S-T Rule 101(b)(1)]

Yes _____   No _X_

[Indicate by check mark if the registrant is submitting the Form 6-K in
paper as permitted by Regulation S-T Rule 101(b)(7)]

Yes _____   No _X_

[Indicate by check mark whether the registrant by furnishing the
information contained in this Form is also thereby furnishing the
information to the Commission pursuant to Rule 12-g-3-3(b) under
the Securities Exchange Act of 1934]

Yes _____   No _X_

If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-_____

ALBERTA STAR DEVELOPMENT CORP.

Suite 506 - 675 West Hastings Street · Vancouver · British Columbia · V6B 1N2
Telephone: (604) 681-3131   Facsimile: (604) 801-5499

NEWS RELEASE

February 5, 2007

TSX-V Trading Symbol: **ASX**
OTC BB Trading Symbol: **ASXSF**

ALBERTA STAR INTERSECTS 10.5 METRES (34.7 FEET) OF HIGH GRADE 117.1 G/TON SILVER (3.77 OUNCE PER TON), INCLUDING 0.50 METERS OF 2,186.0 G/TON SILVER (70.33 OUNCES PER TON) AT ECHO BAY IN CANADA'S NORTHWEST TERRITORIES

Alberta Star Development Corp. (the "Company") listed on the TSX Venture Exchange (ASX) and on the OTCBB (ASXSF), is pleased to report that the Company has received the results from a five-hole summer/fall 2006 preliminary drill program at Echo Bay. The program was designed to re-evaluate the economic potential of the former Eldorado-Echo Bay silver and uranium mining district. The initial drill results discovered a new zone of hydrothermal and structurally controlled poly-metallic vein breccias that are enriched in silver, copper, nickel, cobalt, lead and zinc. The Echo Bay silver-uranium target is located on the Company's property, on the north side of Echo Bay. **The Company has intersected 10.5 meters (34.7 feet) of 117.1 g/ton silver (3.77 ounces per ton), 0.14% copper, 0.46% lead. 0.21% zinc and 0.18% nickel at Echo Bay in Canada's Northwest Territories. This interval also included 5.0 meters (16.5 feet) of 237.9 g/ton silver (7.65 ounces per ton), 0.24% copper, 0.45% lead, 0.20% zinc, 0.37% nickel and 0.09% cobalt which includes 1.50 meters (4.95 feet) of 739.5 g/ton silver (23.79 ounce/ton), 0.19% copper, 0.56% lead, 0.45% zinc, 1.20% nickel, 0.22% cobalt. A half meter zone of high grade 2,186.0 g/ton silver (70.33 ounce per/ton), 0.78% zinc, 3.57% nickel, 0.31% copper and 0.65% cobalt was also intersected in this interval.**

Completion of the five drill holes confirms additional poly-metallic mineralization at Echo Bay. Three of five drill holes intersected multiple zones of altered and highly mineralized poly-metallic breccias with disseminated and vein hosted copper, silver, cobalt, nickel, lead and zinc mineralization. One hole was abandoned and one did not return significant results. All drill cores were prepared, bagged and sealed by the Company's supervised personnel and were transported by plane to Acme Analytical Laboratories Ltd. ("ACME") in Yellowknife, NT where they were crushed and pulped, and then transported to ACME's main laboratories in Vancouver, British Columbia for assaying. Acme is a fully registered analytical lab compliant with the International Standards Organization (ISO) for quality assurance.

Highlights from significant mineralized down-hole intervals from the three new holes reporting significant values, include hole number:

- **EBM-06-02 intersected 10.5 meters (34.7 Feet) of 117.1 g/ton silver (3.77 ounces per ton), 0.14 copper, 0.46% lead, 0.21% zinc and 0.18% nickel**
- **including 5.0 meters (16.5 Feet) of 237.9 g/ton silver (7.65 ounces per ton), 0.24% copper, 0.45% lead, 0.20% zinc, 0.37% nickel, 0.09% cobalt,**
- **including 1.50 meters (4.95 feet) of 739.5 g/ton silver (23.79 ounces per ton), 0.30% copper, 0.47% lead, 0.45% zinc, 1.20% nickel, 0.22% cobalt.**
- **including 0.50 meters (1.65 Feet) of 2186.0 g/ton silver (70.33 ounces per ton), 0.78% zinc, 3.57% nickel, 0.31% copper, 0.65% cobalt.**

- **EBM-06-03** intersected **22.50 meters (73.8 feet) of 2.7 g/ton silver, 0.21% lead, 0.72% zinc.**

Other significant poly-metallic IOCG style mineralized down-hole intervals at: EBM-06-02 included 3.0 meters (9.9 feet) of 1.26% lead, 2.75% zinc and 8.2 g/ton silver.

The Echo Bay Mine district is being targeted for silver and uranium exploration. The mineralization occurs within the same suite of volcano-plutonic rocks that host other poly-metallic zones in the Eldorado & Contact lake mineral belt, including the former El Bonanza Silver (Ag) and the Eldorado Uranium (U-Ag- Cu- Co- Ni- Bi) mines. Veins of the former Eldorado and Echo Bay mines are situated in metasedimentary rocks, near the margins and apices of porphyry stocks, between underlying batholiths and overlying volcanic rocks. The cores and intermediate zones of the hydrothermal systems that are responsible for these veins are possible loci for larger, more typical, bulk-mineable IOCG-type deposits. Additional drill results are pending and will be released when they are received by the Company.

The accompanying table gives a summary of drilling highlights and assay results returned from three out of five holes reporting from Echo Bay at Eldorado, NT.

ECHO BAY Drill Summary (Holes 2-3-5)

DRILL HOLE RESULTS

Drill Hole	Interval		Length	Copper (Cu)	Silver (Ag)	Zinc (Zn)	Nickel (Ni)	Cobalt (Co)	Lead (Pb)
	From	To							
	(m)	(m)	(m)	(%)	(g/ton)	(%)	(%)	(%)	(%)
EBM-06-02	92.0	98.0	6.00	0.03	2.8	0.26	0.00	0.02	0.13
	113.0	114.5	1.50	0.05	2.6	0.24	0.00	0.01	0.08
	116.0	118.0	2.00	0.04	12.4	0.45	0.01	0.02	1.20
	121.5	123.0	1.50	0.19	739.5	0.45	1.20	0.22	0.56
	123.5	126.5	3.00	0.30	26.8	0.11	0.01	0.03	0.47
	116.0	126.5	10.50	0.14	117.1	0.21	0.18	0.05	0.46
	122.5	123.0	0.50	0.31	2186.0	0.78	3.57	0.65	0.13
	121.5	126.5	5.00	0.24	237.9	0.20	0.37	0.09	0.45
	135.5	137.0	1.50	0.16	8.3	2.33	0.03	0.03	1.21
	143.0	147.5	4.50	0.09	2.1	0.21	0.01	0.03	0.07
	168.5	181.5	13.00	0.17	3.0	0.57	0.01	0.02	0.41
	229.0	232.0	3.00	0.09	8.2	2.75	0.01	0.03	1.26
	232.0	241.5	9.50	0.05	1.3	0.09	0.03	0.02	0.04
	239.5	240.5	1.00	0.06	1.4	0.35	0.03	0.02	0.13
	244.5	250.5	6.00	0.06	1.1	0.37	0.03	0.02	0.03
	244.5	247.5	3.00	0.05	1.5	0.74	0.02	0.01	0.06

| Drill Hole | Interval | | Length | Copper | Silver | Zinc | Nickel | Cobalt | Lead |
| | From | To | | (Cu) | (Ag) | (Zn) | (Ni) | (Co) | (Pb) |
	(m)	(m)	(m)	(%)	(g/ton)	(%)	(%)	(%)	(%)
EBM-06-03	136.5	138.0	1.50	0.01	0.8	0.12	0.00	0.01	0.01
	150.0	151.5	1.50	**0.24**	1.4	0.13	0.01	0.01	0.03
	163.0	165.3	2.25	0.11	**2.8**	0.12	0.02	0.02	0.04
	178.5	181.1	2.55	0.01	1.0	0.02	0.00	0.01	**0.33**
	211.5	213.0	1.50	**0.35**	**2.2**	0.14	0.02	0.01	0.02
	279.5	285.5	6.00	0.06	0.9	0.05	0.03	0.01	0.03
	288.5	**299.0**	**10.50**	**0.07**	1.8	**0.36**	0.03	0.02	0.12
	295.5	**297.5**	**2.00**	**0.07**	**4.4**	**0.98**	**0.05**	**0.06**	**0.21**
	314.0	**336.5**	**22.50**	**0.06**	**2.7**	**0.72**	**0.02**	**0.02**	**0.21**
	314.0	**324.5**	**10.50**	**0.07**	**3.3**	**0.73**	**0.02**	**0.02**	**0.15**
	330.5	**332.5**	**2.00**	**0.05**	**1.8**	**0.21**	**0.05**	**0.04**	**0.08**
	327.5	**336.5**	**9.00**	**0.05**	**2.3**	**0.91**	**0.02**	**0.02**	**0.34**
	354.7	**357.5**	**2.80**	**0.03**	1.0	**0.34**	**0.02**	**0.01**	**0.17**
	362.0	372.0	10.00	0.06	0.8	0.02	0.03	0.01	0.01
	430.0	433.0	3.00	0.09	1.3	**0.20**	0.02	0.01	0.01

| Drill Hole | Interval | | Length | Copper | Silver | Zinc | Nickel | Cobalt | Lead |
| | From | To | | (Cu) | (Ag) | (Zn) | (Ni) | (Co) | (Pb) |
	(m)	(m)	(m)	(%)	(g/ton)	(%)	(%)	(%)	(%)
EBM-06-05	4.0	8.0	4.00	**0.32**	1.0	0.04	0.01	0.01	0.01
	10.5	12.0	1.50	**0.16**	0.6	0.03	0.00	0.01	0.01

Metal values as at today's market price. Gold $645.70 US per ounce, Copper $2.42 per pound, Silver $13.29 US per ounce, Cobalt $26.50 US per pound, Zinc $1.39 US per pound, Lead $0.75 US per pound, nickel $18.23 US per pound and Uranium $75.00 US per pound as of February 2, 2007.

Note: True thickness has not been calculated for these holes.

Echo Bay/Port Radium Target - Map and Drilling locations- may be viewed by clicking on

the following link:

http://www.alberta-star.com/echobay/index.html

Alberta Star President and CEO, Tim Coupland commented, "Our 2006 summer/fall drill program concentrated on seven high priority bulk tonnage targets in the Eldorado-Contact Lake project area. The Company has now reported the results on 27 of its 46 hole drill program. The Company is currently awaiting results on a further 19 holes as well as additional assays from its regional sampling program. The Company is very pleased with the results that we have received thus far. We have hit poly-metallic mineralization in 23 of 27 holes reported to date and now have 3 new discovery zones, several untested drill targets and several near surface uranium anomalies identified by the Company's recently completed airborne radiometric survey. Our drill results continue to confirm the presence of high grade poly-metallic uranium, silver, copper, cobalt, lead, and zinc mineralization at Eldorado and Echo Bay. The Company continues to have an excellent working relationship with the Sahtu-Dene First Nations peoples in the Great Bear region of the Northwest Territories and is still the only mineral Exploration Company fully permitted for drilling at Eldorado & Contact Lake. The Company secured two drills in 2006 and has now secured three BBS-25A (71 series) for deep drilling in 2007. This will be truly an exciting year for the Company and its shareholders going into the 2007 drill season." The Company is currently preparing its newly emerging silver, uranium and polymetallic targets for follow up exploration and drilling in 2007 to determine continuity and orientation of the mineralization.

THE ELDORADO & CONTACT LAKE IRON OXIDE COPPER, GOLD, SILVER AND URANIUM PROJECTS

The Eldorado & Contact Lake Permit Areas are located on the east side of Great Bear Lake in Canada's Northwest Territories. The permit areas are situated 470 kilometers north of the city of Yellowknife. The total size of the Eldorado & Contact Lake Permit area covers over 51,473 acres in size. The Eldorado & Contact IOCG + uranium project areas include six past producing high grade silver and uranium mines. This includes the Echo Bay Silver Mine which produced 23,779,178 ounces of silver and the Eldorado Uranium Mine which produced 15 million pounds of uranium and 8 million ounces of silver (Normin NTGO: Senes Report 2005). The Contact Lake Silver and Uranium Mine, Bonanza and El Bonanza Silver and Uranium mines and are included within the Company's land ownership package. Olympic Dam style volcanic hosted hydrothermal iron-oxide copper, gold style of deposits are attractive targets for exploration and development due to their poly-metallic nature, high unit value and enormous size and grade tonnage potential. The Eldorado Mineral Belt which is situated in the Great Bear Magmatic zone, NT, has long been recognized by geologists, as one of the most prospective Iron oxide copper, gold, silver and uranium regions in northern Canada.

ALBERTA STAR DEVELOPMENT CORPORATION

Alberta Star is a Canadian mineral exploration company that identifies, acquires and finances advanced stage mineral exploration projects in Canada. The Company is committed to creating long term shareholder value through the discovery of base and precious metals and uranium.

ALLAN FELDMAN-INVESTOR RELATIONS

Investors are welcomed to contact Mr. Allan Feldman, Alberta Star's In-house Investor Relations and Corporate Communications Specialist, for all corporate updates at **(604) 948-9663**

FOR FURTHER INFORMATION, PLEASE CONTACT:
Tim Coupland, President and CEO
Alberta Star Development Corp.
Tel 604.681.3131   Fax 604.801.5499
www.alberta-star.com

ALBERTA STAR DEVELOPMENT CORP.

Tim Coupland
President & CEO

Dr. Hamid Mumim Ph.D., P.Eng. is the qualified person for the Eldorado & Contact Lake IOCG Projects.

These results have been prepared under the supervision of Dr. H Mumin, Ph.D., P.Eng, who is designated as a Qualified Person with the ability and authority to verify the authenticity of and validity of this data. All rock samples were analyzed by Acme Analytical Laboratories Ltd. ("ACME") in Vancouver B.C., Canada using ICP-MS and ICP-FA analysis techniques.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this News Release.

This news release contains certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical fact, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects to occur, are forward looking statements. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "plans" "anticipates", "believes", "intends", "estimates", "projects", "potential" and similar expressions, or that events or conditions "will", "would", "may", "could" or "should" occur. Information inferred from the interpretation of drilling results and information concerning mineral resource estimates may also be deemed to be forward looking statements, as it constitutes a prediction of what might be found to be present when and if a project is actually developed. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in the forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Forward looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made. The Company undertakes no obligation to update these forward-looking statements in the event that management's beliefs, estimates or opinions, or other factors, should change. For further information investors should review the Company's filings that are available at www.sedar.com or contact Tim Coupland, President at (604) 681-3131